Exhibit 99.1

G MEDICAL INNOVATIONS AND ADVENTHEALTH IN JOINT
COLLABORATION TO PROVIDE INNOVATIVE REMOTE PATIENT
MONITORING SOLUTIONS FOR ADVENTHEALTH PATIENTS IN
CENTRAL FLORIDA

Rehovot, Israel, March 29, 2023 (GLOBE NEWSWIRE) – G Medical Innovations Holdings Ltd. (Nasdaq: GMVD) (the “Company” or “G Medical Innovations”), a global leader in next-generation mobile health (mHealth) and digital health, today announced that its wholly-owned subsidiary, G Medical Innovations USA, Inc., has entered into an agreement with AdventHealth Central Florida (“AdventHealth”) to expand the health care system’s remote patient monitoring capabilities. Pursuant to the agreement, G Medical Innovations will provide devices to AdventHealth for remote patient monitoring (using the Company’s Prizma device), mobile cardiac telemetry (MCT) and extended holter (AECG) monitoring for AdventHealth patients.

The innovative technology provided by G Medical Innovations will help providers better monitor and diagnose new onset cardiovascular symptoms as part of AdventHealth’s growing virtual care center. Available to both adult and pediatric patients in AdventHealth’s Central Florida division, that sees more than 5.7 million patients annually, the cloud-based monitoring system includes a small, waterproof monitor received by mail after discharge from one of AdventHealth’s 20 hospitals and emergency departments in Central Florida. Patient symptoms can then be monitored in real-time from the comfort of their home through the AdventHealth virtual care center. Those who experience unusual arrythmias or other monitored symptoms receive immediate communication from providers, enabling greater access to care and, in some cases, earlier diagnoses of serious medical conditions.

“By expanding our virtual care offerings, we are better able to anticipate and address our patients’ needs in real-time without the significant time and expense of a prolonged hospital visit,” said Dr. Hector F. Lozano, a board-certified cardiologist and medical director of the vascular ultrasound laboratory at AdventHealth. “Our investments in early arrythmia detection and remote patient monitoring are made with our commitment to whole person health in mind – ensuring greater access to high-quality, personalized care.”

“We are thrilled to have been chosen by AdventHealth Central Florida, an organization, like G Medical Innovations, that seeks to offer wholistic, convenient and affordable care to everyone,” said Dr. Yacov Geva, chief executive officer and founder of G Medical Innovations.

About G Medical Innovations Holdings Ltd.

G Medical Innovations Holdings Ltd. is a healthcare company engaged in the development of next generation mHealth and telemedicine solutions and monitoring service platforms. The Company’s solutions and services can empower consumers, patients, and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (or CVD), pulmonary disease, and diabetes. The Company’s current product lines consist of its Prizma medical device (or Prizma), a clinical-grade device that can transform almost any smartphone into a medical monitoring device, enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter and Monitoring Cardiac Telemetry Patch services, utilizing a multi-channel patient-worn biosensors, with algorithms for real time analysis and transmission that captures electrocardiography (i.e. ECG) data continuously, including QT Syndrome Prolongation Detection. In addition, the Company is developing its Wireless Vital Signs Monitoring System (or VSMS), which is expected to provide full, continuous, and real-time monitoring of a wide range of vital signs and biometrics. Its monitoring services include provision of Independent Diagnostic Testing Facility (i.e., IDTF) monitoring services and private monitoring services.

In the second half of 2022, the Company expanded its business activities into a new business area, at-home laboratory testing kits. In the third quarter of 2023, the Company expects that users will be able to purchase a sample collection kit at retail stores or online and collect their sample from the comfort and privacy of their home and send it via mail to the Company’s certified lab for analysis. The Company has developed 31 types of tests kits which can test a wide range health issued related to hormones, sexual transferred disease, colon cancer, nutrition, food sensitivities and allergies. In addition, the Company’s pipeline includes development of additional kits for drug detection, heavy metal and toxicology. Data received from both vital signs and lab tests reflects the vision of the Company which is to allow users to create their personal electronic medical records and manage their health in one location which is available for them anywhere and anytime without dependency on any medical organization.

For more information about G Medical innovations, visit https://gmedinnovations.com/.

About the AdventHealth Central Florida Division

AdventHealth’s Central Florida Division encompasses more than 20 hospitals and ERs in the six counties in and surrounding metro Orlando. The world-class hospitals, combined with a comprehensive outpatient care network, see more than 5.7 million patient visits annually.

AdventHealth also has an expansive research portfolio in Central Florida, with more than 500 clinical trials and studies in progress.

The organization has a deep commitment to serving the community and has a local financial impact of more than $1 billion annually. AdventHealth and its employees are responsible for nearly 20 percent of Central Florida’s economy.

The division’s flagship campus — AdventHealth Orlando — boasts nationally and internationally recognized programs, and serves as a major tertiary and quaternary referral hospital for much of the Southeast, the Caribbean and Latin America. Quality specialty care is provided through AdventHealth Institutes, which is nationally recognized in numerous specialties.

AdventHealth Orlando has been recognized by U.S. News & World Report, Newsweek, Centers for Medicare and Medicaid Services, and the Leapfrog Group.

Learn more about the Central Florida Division on AdventHealth’s Newsroom.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, G Medical Innovations is using forward-looking statements when it discusses the services to be provided by the Company as part of the collaboration with AdventHealth. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of G Medical Innovations could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s Registration Statement on Form F-1, as amended, filed with the Securities and Exchange Commission (“SEC”) on March 24, 2023, which is available on the SEC’s website, www.sec.gov. Except as otherwise required by law, G Medical Innovations undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investor Relations Contact

G Medical Innovations

service@gmedinnovations.com